January 12, 2007

VIA EDGAR

Mr. Jorge Bonilla

Senior Staff Accountant

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549-0306

Re:	Boston Properties Limited Partnership

Form 10-K for the year ended 12/31/2005

File No. 000-50209

Dear Mr. Bonilla:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Form 10-K for the year ended December 31, 2005 of Boston Properties Limited Partnership (the “Company”), as set forth in your letter (the “Comment Letter”) dated December 27, 2006 to Douglas T. Linde, Chief Financial Officer.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comment 1—Liquidity and Capital Resources, page 60

Please discuss your distributions for each period in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows. If the cash flows from operating activities were insufficient to pay the distribution for any period, tell us the dollar amount of the deficiency and the alternative source of cash used to fund the distribution. Alternative sources would include such items as borrowing from related parties, bank borrowings, proceeds from loan sales, proceeds from equity offerings, and etc. Additionally, tell us what consideration you have given to discussing this information in your MD&A.

Response to Comment No. 1

The Company is a consolidated subsidiary of Boston Properties, Inc., a real estate investment trust, or REIT (“BXP”). As a REIT, BXP is required to pay dividends of at

Mr. Jorge Bonilla

Senior Staff Accountant

Securities and Exchange Commission

January 12, 2007

least 90% of its taxable income, and consistent with most other public REITs, it has generally been its practice to pay dividends equal to or in excess of 100% of taxable income because any undistributed income can be subject to additional income and excise taxes. BXP’s dividend policy drives the distributions that the Company makes, because BXP has no source of cash other than distributions from BPLP.

During the years ended December 31, 2004 and 2003, our cash flows from operating activities exceeded our distributions. During the year ended December 31, 2005, we paid a special cash distribution of approximately $335.7 million, which cash flows had been generated from sales of real estate assets and which proceeds are not included in cash flows from operating activities. The proceeds from sales of real estate and the payment of the special cash distribution were discussed within the descriptions of cash flows provided by investing activities and cash flows used in financing activities, respectively (see page 61 of the Form 10-K). As a result, our total distributions exceeded our total cash flows from operating activities for the period ended December 31, 2005. This will generally be the case for us during periods in which we sell significant real estate assets and distribute gains on sale that would otherwise be taxable at BXP’s level.

Please note that in the Form 10-K (“Overview” section of MD&A, pages 37 and 38) we disclosed that, in light of the premium valuations placed on high-quality well located office buildings, in 2006 we intended to selectively sell some of our large core assets and expected to realize sales proceeds significantly greater than the $838 million of assets sold in 2005. We then went on to disclose in the next paragraph that market conditions may make it difficult for us to use the proceeds of such sales for either our development activities or attractive acquisitions. Therefore, we disclosed that we would decide at the appropriate time the best use of such capital, including payment of a special dividend, and that at a minimum we expected to distribute that amount of proceeds necessary for us to avoid paying corporate level tax on realized gains on sale. Please note also that in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (“Liquidity and Capital Resources – General” section of MD&A, page 51) we disclosed plans to pay a special dividend of $5.25 per share, in addition to our ordinary quarterly dividend, using approximately $750 million of otherwise taxable gain proceeds from the sale of a significant asset (280 Park Avenue).

We respectfully submit that disclosures in our past filings on Form 10-K and Form 10-Q provided investors with all material information relating to special distributions being funded with cash flows provided by investing activities, not cash flows from operating activities. Please be advised that in future filings on Form 10-K and Form 10-Q, when distributions are in excess of cash flows from operating activities, we will continue to identify the alternative source or sources of cash flows for the excess distributions. Furthermore, please be advised that in our future filings on Form 10-K and Form 10-Q, when future distributions are expected to be in excess of cash flows from operating

Mr. Jorge Bonilla

Senior Staff Accountant

Securities and Exchange Commission

January 12, 2007

activities, we will identify the anticipated alternative source or sources of cash flows for the expected excess future distributions.

Comment 2—Funds from Operations, pages 67-70

Please tell us how you considered the guidance in Item 10(e) of Regulation S-K when adjusting funds from operations to add back losses from early extinguishments of debt associated with the sales of real estate. Demonstrate the usefulness in adjusting for this recurring item. Refer to Question 8 and 9 of the Frequently Asked Questions Regarding the use of Non-GAAP Measures issued by the Commission.

Response to Comment No. 2

The Company is aware of its burden of demonstrating the usefulness of supplemental adjustments that exclude recurring items from funds from operations (“FFO”) as a measure of performance. Question 7 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures issued by the Commission (the “FAQ”) does not prohibit supplemental adjustments to FFO as defined by the National Association of Real Estate Investment Trusts (“NAREIT”), but does require that they comply with the provisions of Item 10(e) of Regulation S-K. The Company has given careful consideration to the provisions of Item 10(e), as clarified by Questions 8 and 9 of the FAQ, and believes that presenting FFO with a supplemental adjustment to add back losses from early extinguishments of debt associated with the sales of real estate complies with the provisions of Item 10(e) and meets the requirements of Questions 8 and 9 of the FAQ.

As stated in NAREIT’s “white paper” on FFO, the key objective of FFO as a measure of operating performance is to make comparisons of REIT operating results more meaningful. A key element of FFO is the exclusion of gains and losses from the sale of previously depreciated real estate assets because such gains and losses can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates. By eliminating gains and losses from asset sales, FFO makes operating performance comparisons (both between sequential periods for the same REIT and among different, but similar REITs) more meaningful for investors and analysts.

Asset sales are without question recurring items by their substantive nature (as required in Question 9 of the FAQ). As permitted and urged by the Commission’s guidance in Question 8, we disclosed clearly in the “Overview” section of MD&A (see pages 37 and 38 of the Form 10-K) the Company’s strategy related to selling assets and the consequences of such sales. We discussed losses from early extinguishment of debt (see page 49 of the Form 10-K) and described the terms of outstanding secured debt (see pages 64-65 of the Form 10-K). The issue the Company faced is that, while the exclusion from FFO of

Mr. Jorge Bonilla

Senior Staff Accountant

Securities and Exchange Commission

January 12, 2007

gains and losses from asset sales in terms of compliance with Item 10(e) was definitively settled by the wording of Question 7 of the FAQ, the same is not true for losses from early extinguishment of debt associated with sales of real estate, though the two are inextricably linked.

Losses from early extinguishment of debt are recurring items by their substantive nature (as required in Question 9 of the FAQ). The Company considered carefully the guidance in Question 8 in deciding to present FFO with a supplemental adjustment to add back losses from early extinguishment of debt if, and only if, they are associated with the sales of real estate. The Company understands that compliance with Item 10(e) must be established based on all the facts and circumstances, including (A) absence of an intent to smooth FFO, (B) demonstration of the usefulness of the supplemental adjustment to FFO and (C) specific disclosures required by Question 8 of the FAQ to prevent the adjustment from being misleading.

(A)	It is important to note that losses from early extinguishment of debt arise either (1) from voluntary decisions to repay or refinance indebtedness prior to maturity or (2) when the sale of real estate encumbered by the debt requires repayment. GAAP does not distinguish between the two situations: in both cases GAAP requires that extinguishment costs prior to the debt’s stated maturity be expensed and unamortized loan costs at the date of extinguishment be written off. The Company has had losses from early extinguishments of debt in both situations (approximately $8,113,000 in connection with voluntary repayments and approximately $12,515,000 in connection with asset sales between 2003 and 2005). The Company did not, and believes it would not have been appropriate to, add back the former when computing FFO as adjusted, because the losses were incurred in connection with operating decisions related to debt and equity capitalization and blended cost of capital. As such, they should impact operating performance and excluding them from FFO would be inconsistent with Question 8 of the FAQ.

(B)

The opposite is true when such losses arise in connection with asset sales, because they are direct and unavoidable consequences of the strategic decision to sell the encumbered asset. As such, they should not affect FFO as a measure of operating performance and adding them back to FFO is consistent with Question 8 of the FAQ. The Company respectfully submits that, consistently with the exclusion of gains and losses from the sale of the depreciated real estate itself and the associated transaction costs and expenses, FFO as adjusted to reflect losses from the early extinguishment of the debt secured by the real estate asset sold should be presented to investors. The supplemental adjustment is necessary because the NAREIT definition of FFO follows the GAAP treatment of losses from early extinguishment of debt,

Mr. Jorge Bonilla

Senior Staff Accountant

Securities and Exchange Commission

January 12, 2007

which does not allow the resulting losses to be netted against the gain on sale. The Company therefore initially disclosed FFO consistently with NAREIT’s definition (per Question 7 of the FAQ), which includes losses resulting from both voluntary prepayments and asset sales. Then, given the purpose of FFO and the use management and investors make of it as a measure of operating performance, the Company, separately and supplementally, but as part of the same tabular presentation, made an adjustment to add back to FFO the portion of such losses associated with asset sales. Taken together, the exclusion from FFO of the GAAP “gain or loss from sales of real estate” and the supplemental add-back of the prepayment losses related to the secured debt account for the full impact of the asset sale. The Company believes that the supplemental adjustment enhances the usefulness of FFO as a measure of the Company’s operating performance.

(C)	In terms of disclosure surrounding the use of FFO in general and the specific supplemental adjustment, the Company believes it followed the guidance of Question 8 of the FAQ by: (i) explaining the FFO metric, both per NAREIT’s definition and after supplemental adjustments; (ii) describing the economic substance of losses from early extinguishment of debt when encumbered assets are sold; (iii) alerting the reader that FFO as adjusted differs from FFO as defined by NAREIT, may not be comparable to adjusted FFO as defined by other REITs, and needs to be used in conjunction with GAAP measures of performance and liquidity; and (iv) explaining why FFO as adjusted provides useful information to investors (see pages 67 and 68 of the Form 10-K).

As requested in the Comment Letter, the Company hereby acknowledges the following:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;
(2)	Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings;
(3)	the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and
(4)	the Commission’s Division of Enforcement has access to all information provided by the Company to the staff of the Division of Corporation Finance in its review of the Company’s filings or in response to Commission staff comments on the Company’s filings.

Mr. Jorge Bonilla

Senior Staff Accountant

Securities and Exchange Commission

January 12, 2007

If you should have any questions concerning these responses, please contact the undersigned at (617) 236-3350, Arthur S. Flashman, Vice President, Controller at (617) 236-3463, or Eric G. Kevorkian, Vice President, Corporate Counsel at (617) 236-3354.

Sincerely,

/s/ Douglas T. Linde
Douglas T. Linde Executive Vice President, Chief Financial Officer of Boston Properties, Inc, the general partner of Boston Properties Limited Partnership

cc:	Arthur S. Flashman

Vice President, Controller

Eric G. Kevorkian

Vice President, Corporate Counsel

Michael J. Rowe

Director, Financial Reporting

Ettore A. Santucci, Esq.

Goodwin Procter LLP